

November 30, 2020

Greg Duncan
Chief Executive Officer
Virios Therapeutics, LLC
44 Milton Avenue
Alpharetta, GA 30009

> **Re: Virios Therapeutics, LLC**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed November 12, 2020**
> **File No. 333-248447**

Dear Mr. Duncan:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 6 to Form S-1 filed November 12, 2020

Employment Agreements, page 106

1. We note your revised disclosures on page F-28 regarding your membership issuances to Dr. Pridgen. Please revise to add disclosure as appropriate regarding this August agreement, including as a related party transaction. Please also file the July 2020 agreement discussed in this section, or otherwise advise. In addition, your revised disclosures regarding your agreement with Dr. Gendreau in your financial statements do not seem to correspond with your disclosures in this section. Please reconcile your disclosures.

       You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Darrick M. Mix, Esq.